Date: 29/02/2008	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PARAMOUNT RESOURCES LTD.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :                                                         Annual General Meeting

Record Date for Notice of Meeting :                            28/03/2008

Record Date for Voting (if applicable) :                       28/03/2008

Meeting Date :                                                         14/05/2008

Meeting Location (if available) :                                 Calgary, AB

Voting Security Details:
Description CUSIP Number ISIN CLASS A COMMON 699320206 CA6993202069

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for PARAMOUNT RESOURCES LTD.